Exhibit 77D

Royce Select Fund I

        On June 6-7, 2012, The Board of Trustees of The Royce Fund voted to eliminate, subject to shareholder approval, Royce Select Fund I's (the "Fund") fundamental investment restriction limiting its investment in the securities of foreign issuers to no more than 10% of its assets, and upon shareholder approval of the elimination of the previously described fundamental investment restriction, approved a non-fundamental investment policy for the Fund limiting its investments in foreign securities to no more than 15% of its net assets.  A Special Meeting of Shareholders was held on September 27, 2012 where the Fund's shareholders approved elimination of the above-described fundamental investment restriction.